UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

          Amerihost Properties, Inc. d/b/a Arlington Hospitality, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   03070-D-209
                                 (CUSIP Number)

                                  Raymond Dayan
                              1000 Lake Shore Plaza
                             Chicago, Illinois 60611
                                 (312) 751-1325
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                October 23, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 03070-D-209                                          Page 2 of 6 Pages

                                  SCHEDULE 13D


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Raymond Dayan

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / x / (b) /   /

3        SEC USE ONLY



4        SOURCE OF FUNDS

                  PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States


              NUMBER OF SHARES             7.      SOLE VOTING POWER
                BENEFICIALLY                               - 0 -
                   OWNED                   8.      SHARED VOTING POWER
                  BY EACH                                  - 0 -
                 REPORTING                 9.      SOLE DISPOSITIVE POWER
                   PERSON                                  - 0 -
                    WITH                   10.     SHARED DISPOSITIVE POWER
                                                           - 0 -

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  - 0 -

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN
         SHARES (See Instructions) /   /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  - 0 -

14.      TYPE OF REPORTING PERSON (See Instructions)

                  IN

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CUSIP No. 03070-D-209                                          Page 3 of 6 Pages

                                  SCHEDULE 13D


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Liliane R. Dayan

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / x / (b) /   /

3.       SEC USE ONLY



4.       SOURCE OF FUNDS

                  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) /   /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States


              NUMBER OF SHARES              7.      SOLE VOTING POWER
                BENEFICIALLY                              388, 988
                    OWNED                   8.      SHARED VOTING POWER
                   BY EACH                                - 0 -
                  REPORTING                 9.      SOLE DISPOSITIVE POWER
                   PERSON                                 388,988
                    WITH                    10.     SHARED DISPOSITIVE POWER
                                                          - 0 -

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  388,988

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN
         SHARES (See Instructions) /   /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.8%

14.      TYPE OF REPORTING PERSON (See Instructions)

                  IN

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CUSIP No. 03070-D-209                                          Page 4 of 6 Pages

Item 1.           Security and Issuer.

                  Common Stock, par value $0.005 per share

                  Amerihost Properties, Inc. d/b/a Arlington Hospitality, Inc.
                    (the "Company")
                  2355 South Arlington Heights Road
                  Suite 400
                  Arlington Heights, Illinois 60005

Item 2.           Identity and Background.

                  (a)      Name:

                           Raymond Dayan
                           Liliane R. Dayan

                  (b)      Residence Address:

                           1000 Lake Shore Plaza
                           Chicago, Illinois 60611

                  (c)      Mr. and Mrs. Dayan are private investors.

                  (d) During the past five years, neither Mr. Dayan nor Mrs. Dayan has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

                  (e) During the last five years, neither Mr. Dayan nor Mrs. Dayan has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Dayan or Mrs. Dayan was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

                  (f) Mr. Dayan and Mrs. Dayan are both citizens of the United States of America.

Item 3.           Source and Amount of Funds or Other Considerations.

                  See Item 5(c)

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CUSIP No. 03070-D-209                                          Page 5 of 6 Pages

Item 4.           Purpose of Transaction.

                  Mr. Dayan and Mrs. Dayan acquired their shares of Common Stock, and the securities exercisable or convertible into shares of Common Stock for investment purposes.

                  Neither Mr. Dayan nor Mrs. Dayan presently has any plans regarding an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

                  Both Mr. Dayan and Mrs. Dayan reserve the right to acquire additional shares of Common Stock, to dispose of shares of Common Stock or to formulate other purposes, plans or proposals deemed advisable regarding the Company.

Item 5.           Interest in Securities of the Issuer.

                  (a) and (b)       Raymond Dayan: Mr.Dayan no longer
                                    beneficially owns any shares of Common Stock of the Company.

                                    Liliane R. Dayan: Through her living trust,
                                    Liliane Dayan beneficially owns 85,277
                                    shares of Common Stock of the Company, which constitute 1.7% of the outstanding shares. As trustee of the Deborah Dayan Trust dated January 17, 1995, Liliane Dayan beneficially owns 101,045 shares of Common Stock of the Company, which constitute 2.0% of the outstanding shares. Included in these shares are options and rights to acquire 62,392 shares. As trustee of the Brigitte Dayan Trust dated March 24, 1993, Liliane Dayan beneficially owns 101,044 shares of Common Stock of the Company, which constitute 2.0% of the outstanding shares. Included in these shares are options and rights to acquire 62,391 shares. As trustee of the Yael Dayan Trust dated March 24, 1993, Liliane Dayan beneficially owns 101,622 shares of Common Stock of the Company, which constitute 2.0% of the outstanding shares. Included in these shares are options and rights to acquire 62,391 shares. Liliane Dayan has sole power to vote and dispose of all such shares.

                  (c) Mr. Dayan gifted 63,389 shares held in the name of his living trust to the living trust of Mrs. Dayan on October 23, 2000. The Deborah Dayan Trust dated January 17, 1995, the Brigitte Dayan Trust dated March 24, 1993 and the Yael Dayan Trust dated March 24, 1993 acquired options to purchase 20,834, 20,833 and 20,833 shares of Common
                                    Stock, respectively, on October 13, 2000.
                                    These options have an exercise price of
                                    $3.794 and were issued in connection with certain transactions involving joint

CUSIP No. 03070-D-209                                          Page 6 of 6 Pages

                                    ventures with Amerihost in which the Dayans have an equity interest.

                  (d)               Not applicable.

                  (e)               Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

                  Neither Mr. Dayan nor Mrs. Dayan is a party to any contracts, arrangements, understandings or relationships with respect to the securities of the Company.

Item 7.           Material to be filed as Exhibits.

                  None.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 28, 2000                 /s/ Raymond Dayan
                                  ----------------------------------------------
                                  Raymond Dayan



                                  /s/ Liliane R. Dayan
                                  ----------------------------------------------
                                  Liliane R. Dayan